AVINTIV Specialty Materials Inc.

9335 Harris Corners Parkway, Suite 300 Charlotte, North Carolina 28269

VIA EDGAR

August 6, 2015

Re:	AVINTIV Specialty Materials Inc. and other Guarantors

Registration Statement on Form S-4 (File No. 333-204177)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

AVINTIV Specialty Materials Inc., a Delaware corporation (the “Issuer”), and certain subsidiaries of the Issuer listed in the above-referenced Registration Statement on Form S-4 (the “Guarantors” and together with the Issuer, the “Registrants”) pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 3:00 p.m., Eastern Standard Time, on August 10, 2015, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Igor Fert at (212) 455-2255 or Katerina Kousoula at (212) 455-3151 of Simpson Thacher & Bartlett LLP.

Very truly yours,

AVINTIV Specialty Materials Inc. and the Co-registrants

By:	/s/ Dennis Norman
	Name:	Dennis Norman
	Title:	Executive Vice President & Chief Financial Officer